Prospector
Consolidated Resources Inc.

02034880

17th May, 2002

RECEIVED
JUN 05 2002
SEC MAIL PROCESSING SECTION
WASH. D.C.
161

U.S. Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street North West
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: File No. 82 - 3258

We are pleased to enclose for your records two copies of our Information Circular and audited financial statements for the year ended 31st December, 2001.

Also enclosed are copies of press releases made during the period March 13 to May 13, 2002, together with copies of the Material Change Reports - Form 53-901F (formerly Form 27) filed in compliance with Section 85(1) of the Securities Act in connection therewith.

In addition, enclosed are copies of Form 45-902F (formerly Form 20) reports of Exempt Distributions made on April 26 and May 10, 2002.

Yours truly,

Peter Bryant
President

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Suite 704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7
Tel: (604) 687-8863; Fax: (604) 687-6830
Email – pbryant@prospectorint.com

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel: 604 687 8863 * Fax: 604 687 6830

MCVICAR LAKE PROPERTY
CLOSING OF TRANSACTION
ON GOING COMPILATION REVEALS HIGH GRADE GOLD

May 8, 2002: **Prospector Consolidated Resources Inc. (TSX:PRR)** is pleased to announce that the TSX Venture Exchange has accepted for filing the documentation pursuant to which Prospector has an option to acquire a 100% interest in the McVicar Lake Gold Property located 150km east of Red Lake, Ontario. Under the terms of the Agreement and as part of the transaction the Company has issued 200,000 shares which are subject to a hold period until August 22, 2002. In addition, the Company has issued 50,000 shares to GRM Capital Corp. as a finders fee which are subject to a similar hold period.

The historical data compilation program on the McVicar Lake Lake Property, underway for the past week, has been designed and implemented to assemble information on past exploration program results on the property, specifically from work programs conducted between 1983 and 1994 by BHP Minerals. The compilation to date has been successful in discovering several previously unknown gold occurrences on the Property.

Of significance, a new vein referred to as the "Cliff Vein", assayed **70.0 g/t (2.0 oz./t) Au** from a grab sample. The Cliff Vein is parallel to and 50 metres away from the "Chellow Vein", which yielded assays of **578 g/t (16.9 oz./t), 534 g/t (15.6 oz./t) and 413 g/t (12.0 oz./t) Au** from three different channel sample sites 25 metres apart. These smoky-grey, "lode" veins have been documented to contain significant visible gold on surface. The "Chellow and Cliff" veins are open along strike and will be the focus of an intense trenching/stripping program and follow up diamond drilling over the next couple of months.

Prospector considers the "Chellow/Cliff" vein area to have the potential for near term, small scale, high grade production, similar to that at the past producing Golden Patricia Mine, 25km to the southeast. This mine, owned by Lac Minerals / Barrick Gold, produced approximately 620,000 ounces of gold at an average grade of 17.2 g/t (0.5 oz./t) Au from 1988 to 1997. The main structural control on the mine was the northwest trending regional structure known as the Bear Head Fault Zone. This structure also transects the McVicar Lake property in the area of the Chellow / Cliff veins.

The McVicar Lake property lies within the Uchi Subprovince of Ontario, which includes the prolific gold producing camps of Red Lake and Pickle Lake with over 22 million ounces of production. Prospector considers this property to clearly demonstrate significant potential and will be aggressively exploring the numerous gold occurrences this coming summer. Further updates on the data compilation will be released as appropriate.

On behalf of the Board

"Peter Bryant".

Peter Bryant, President

A:\Dish Diamond Play.doc

PROSPECTOR CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

13th May, 2002 **TSX Venture Exchange Symbol – PRR**

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 110,000 common shares in the capital of the Company exerciseable for a period of five years ending 12th May, 2007, at a price of $0.30 per share. The options will be legended with the required four month hold period.

On behalf of the Board

"Peter Bryant"

Peter Bryant
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

May 13, 2002

ITEM 3. PRESS RELEASE

May 13, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 110,000 common shares in the capital of the Company exerciseable for a period of five years ending 12th May, 2007, at a price of $0.30 per share. The options will be legended with the required four month hold period.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company, subject to regulatory approval, has granted stock options to certain of its directors and employees to purchase up to a total of 110,000 common shares in the capital of the Company exerciseable for a period of five years ending 12th May, 2007, at a price of $0.30 per share. The options will be legended with the required four month hold period.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein.
DATED at Vancouver, British Columbia, this 15th day of May, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

PROSPECTOR COMPLETES AGREEMENT ON MCVICAR LAKE GOLD PROPERTY

April 17, 2002: Prospector Consolidated Resources Inc. (TSX:PRR) today announces that the Company has executed a formal agreement whereby Prospector has the exclusive option to acquire a 100% interest in 124 claim units totalling 1,984 hectares (4672 acres) known as the McVicar Lake Property (the "Property"), located in the Red Lake area of Ontario. Under the terms of the agreement, Propsector must pay the vendor $45,000 upon signing the agreement (done), make a total of $210,000 in staged cash payments over four years commencing December 31, 2003, and spend $1.35 million in exploration over the next four years of which $150,000 is to be spent this year.

Prospector must also issue to the vendor 200,000 shares within five business days of TSX Venture Exchange acceptance of the agreement and a further 500,000 shares on the successful completion of a Preliminary Feasibility Report. The Property is subject to a 3% net smelter return royalty, of which 1.0 % may be purchased for $1,000,000.

The Property is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt and lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years. BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the Property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones within three distinct geological environments.

Gold is contained in a variety of geological settings that includes structural control, typified by zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the ***AZ*** zone drill intersection of 33.0 g/t Au over 1.86 metres, ***NF*** zone drill intersection of 8.2 g/t Au over 1.0 metre and ***Shonia*** zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres. Gold is also found in a porphyry intrusion with gold values occurring with disseminated pyrite within a tonalitic sill. The "Sor Lake Sill" is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite. The final gold setting is that of lode gold veins. These are typically high grade gold in quartz veins having returned channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au.

The Company has begun an extensive geological compilation of all BHP data available from past work on the Property. The compilation is budgeted at $55,000 and is anticipated to take 3 to 4 weeks. Once this has been completed and spring break-up conditions permit, the Company plans on commencing Phase 1 of its work program on the Property.

All work will be performed by Eveleigh Geological Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. Geo

Completion of the aforementioned transactions are subject to TSX Venture Exchange acceptance for filing.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

April 16, 2002

ITEM 3. PRESS RELEASE

April 17, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has executed a formal agreement whereby it has the exclusive option to acquire a 100% interest in 124 claim units totalling 1,984 hectares (4672 acres) known as the McVicar Lake Property (the "Property"), located in the Red Lake area of Ontario. Under the terms of the agreement, the Company must pay the vendor (Mr. Pierre Gagne) $45,000 upon signing the agreement (done), make a total of $210,000 in staged cash payments over four years commencing December 31, 2003, and spend $1.35 million in exploration over the next four years of which $150,000 is to be spent this year.

The Company must also issue to the vendor 200,000 shares within five business days of TSX Venture Exchange acceptance of the agreement and a further 500,000 shares on the successful completion of a Preliminary Feasibility Report. The Property is subject to a 3% net smelter return royalty, of which 1.0 % may be purchased for $1,000,000.

The Property is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt and lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years. BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the Property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones within three distinct geological environments.

Gold is contained in a variety of geological settings that includes structural control, typified by zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the ***AZ*** zone drill intersection

of 33.0 g/t Au over 1.86 metres, *NF* zone drill intersection of 8.2 g/t Au over 1.0 metre and ***Shonia*** zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres. Gold is also found in a porphyry intrusion with gold values occurring with disseminated pyrite within a tonalitic sill. The "Sor Lake Sill" is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite. The final gold setting is that of lode gold veins. These are typically high grade gold in quartz veins having returned channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au.

The Company has begun an extensive geological compilation of all BHP data available from past work on the Property. The compilation is budgeted at $55,000 and is anticipated to take 3 to 4 weeks. Once this has been completed and spring break-up conditions permit, the Company plans on commencing Phase 1 of its work program on the Property.

All work will be performed by Eveleigh Geological Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. Geo

Completion of the aforementioned transactions is subject to TSX Venture Exchange acceptance for filing.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has executed a formal agreement whereby it has the exclusive option to acquire a 100% interest in 124 claim units totalling 1,984 hectares (4672 acres) known as the McVicar Lake Property (the "Property"), located in the Red Lake area of Ontario. Under the terms of the agreement, the Company must pay the vendor (Mr. Pierre Gagne) $45,000 upon signing the agreement (done), make a total of $210,000 in staged cash payments over four years commencing December 31, 2003, and spend $1.35 million in exploration over the next four years of which $150,000 is to be spent this year.

The Company must also issue to the vendor 200,000 shares within five business days of TSX Venture Exchange acceptance of the agreement and a further 500,000 shares on the successful completion of a Preliminary Feasibility Report. The Property is subject to a 3% net smelter return royalty, of which 1.0 % may be purchased for $1,000,000.

The Property is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt and lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years. BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the Property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones within three distinct geological environments.

Gold is contained in a variety of geological settings that includes structural control, typified by zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the ***AZ*** zone drill intersection of 33.0 g/t Au over 1.86 metres, *NF* zone drill intersection of 8.2 g/t Au over 1.0 metre and ***Shonia*** zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres. Gold is also found in a porphyry intrusion with gold values occurring with disseminated pyrite within a tonalitic sill. The "Sor Lake Sill" is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone

is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite. The final gold setting is that of lode gold veins. These are typically high grade gold in quartz veins having returned channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au.

The Company has begun an extensive geological compilation of all BHP data available from past work on the Property. The compilation is budgeted at $55,000 and is anticipated to take 3 to 4 weeks. Once this has been completed and spring break-up conditions permit, the Company plans on commencing Phase 1 of its work program on the Property.

All work will be performed by Eveleigh G al Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. eo

Completion of the aforementioned transactions is subject to TSX Venture Exchange acceptance for filing.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein
DATED at Vancouver, British Columbia, this 19th day of April, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

**PROSPECTOR
CONSOLIDATED RESOURCES INC.**

NEWS RELEASE

704 – 525 Seymour Street, Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

FOR IMMEDIATE RELEASE **11th April 2002**

The Company is pleased to announce completion of arrangements to raise $147,000 by way of a Private Placement. The financing, which is subject to Canadian Venture Exchange approval, will consist of 700,000 units at a price of $0.21 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.25 per share.

The proceeds of the issue will be used to meet the Company's immediate obligations under the Letter of Intent entered into on the McVicar Lake Gold property in Ontario and to provide funds for on going corporate overhead.

On behalf of the Board

Sgd "Peter Bryant"

**Peter Bryant
President**

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

April 11, 2002

ITEM 3. PRESS RELEASE

April 11, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has completed arrangements to raise $147,000 by way of a Private Placement. The financing, which is subject to TSX Venture Exchange approval, will consist of 700,000 units at a price of $0.21 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.25 per share.

The proceeds of the issue will be used to meet the Company's immediate obligations under the Letter of Intent entered into on the McVicar Lake Gold property in Ontario and to provide funds for on going corporate overhead.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed arrangements to raise $147,000 by way of a Private Placement. The financing, which is subject to TSX Venture Exchange approval, will consist of 700,000 units at a price of $0.21 per unit. Each unit will consist of one common share of the Company and a share purchase warrant to purchase a further common share of the Company at any time in the ensuing two years at $0.25 per share.

The proceeds of the issue will be used to meet the Company's immediate obligations under the Letter of Intent entered into on the McVicar Lake Gold property in Ontario and to provide funds for on going corporate overhead.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICERS

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change report referred to herein DATED at Vancouver, British Columbia, this 19th day of April, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR
CONSOLIDATED RESOURCES INC.

NEWS RELEASE

704 – 525 Seymour Street., Vancouver, B.C.. V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

Prospector Consolidated Resources to Acquire McVicar Lake Gold Property

Vancouver, British Columbia, April 10, 2002: Prospector Consolidated Resources Inc. (CDNX: PRR) today announces that the Company has entered into a letter of intent with Mr. Pierre Gagne of Thunder Bay, Ontario (the "Vendor") to acquire a 100% interest in the McVicar Lake Gold Property, Ontario.

Under the terms of the agreement the Company may earn a 100% interest from the Vendor, subject to a 3% NSR, by spending $1.35 million in exploration over 4 years, making a total of $210,000 in staged cash payments and issuing 200,000 shares.

The McVicar Lake Property consists of 197 claim units totalling 3,152 hectares (7,880 acres) and is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt. The property lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years.

BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the McVicar Lake property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones. BHP inadvertently allowed the claims to lapse in 2001 whereupon the local vendor acquired the property by ground staking.

BHP had concluded in a synopsis report in 1994 that '*The McVicar Lake Property contains numerous significant zones of gold mineralization which occur in several environments*' The gold bearing geological settings are outlined as follows:

1) **STRUCTURAL** – typified by having zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the ***AZ*** zone drill intersection of 33.0 g/t Au over 1.86 metres, ***NF*** zone drill intersection of 8.2 g/t Au over 1.0 metre and ***Shonia*** zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres.

2) **PORPHYRY** – gold values occurring with disseminated pyrite within a tonalitic intrusion (Sor Lake intrusion). The Sor Lake Sill is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite.

3) **LODE GOLD** – high grade gold in quartz veins. (channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au).

The Company plans to immediately undertake an extensive geological compilation of all data available from past work by BHP on the property at an estimated cost of $55,000 prior to commencing a spring-summer exploration program. All work to be conducted on the property will be performed by Eveleigh Geological Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. Geo.

Subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 50,000 shares is payable on the transaction.

On behalf of the Board

"*Peter Bryant*"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

April 9, 2002

ITEM 3. PRESS RELEASE

April 10, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has entered into a letter of intent with Mr. Pierre Gagne of Thunder Bay, Ontario (the "Vendor") to acquire a 100% interest in the McVicar Lake Gold Property, Ontario.

Under the terms of the agreement the Company may earn a 100% interest from the Vendor, subject to a 3% NSR, by spending $1.35 million in exploration over 4 years, making a total of $210,000 in staged cash payments and issuing 200,000 shares.

The McVicar Lake Property consists of 197 claim units totalling 3,152 hectares (7,880 acres) and is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt. The property lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years.

BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the McVicar Lake property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones. BHP inadvertently allowed the claims to lapse in 2001 whereupon the local vendor acquired the property by ground staking.

BHP had concluded in a synopsis report in 1994 that '*The McVicar Lake Property contains numerous significant zones of gold mineralization which occur in several environments*' The gold bearing geological settings are outlined as follows:

1) **STRUCTURAL** – typified by having zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the *AZ* zone drill intersection of 33.0 g/t Au over 1.86 metres, *NF* zone drill intersection of 8.2 g/t Au over 1.0 metre and *Shonia* zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres.

2) **PORPHYRY** – gold values occurring with disseminated pyrite within a tonalitic intrusion (Sor Lake intrusion). The Sor Lake Sill is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite.

3) **LODE GOLD** – high grade gold in quartz veins. (channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au).

The Company plans to immediately undertake an extensive geological compilation of all data available from past work by BHP on the property at an estimated cost of $55,000 prior to commencing a spring-summer exploration program. All work to be conducted on the property will be performed by Eveleigh Geological Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. Geo.

Subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 50,000 shares is payable on the transaction.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has entered into a letter of intent with Mr. Pierre Gagne of Thunder Bay, Ontario (the "Vendor") to acquire a 100% interest in the McVicar Lake Gold Property, Ontario.

Under the terms of the agreement the Company may earn a 100% interest from the Vendor, subject to a 3% NSR, by spending $1.35 million in exploration over 4 years, making a total of $210,000 in staged cash payments and issuing 200,000 shares.

The McVicar Lake Property consists of 197 claim units totalling 3,152 hectares (7,880 acres) and is located in the Uchi Subprovince of Ontario within the McVicar Lake Greenstone Belt. The property lies approximately 150 km east of Red Lake and 80 km west of Pickle Lake. This area, from the prolific mining towns of Red Lake to Pickle Lake, has seen production of approximately 25 million ounces of gold in the last 100 years.

BHP Minerals Canada Limited ("BHP") carried out various exploration programs on the McVicar Lake property from 1984 to 1993, expending approximately $2.5 million in total exploration. During this nine year period, BHP undertook geological mapping, prospecting, airborne and ground geophysics and diamond drilling culminating in the discovery of at least six significant gold zones. BHP inadvertently allowed the claims to lapse in 2001 whereupon the local vendor acquired the property by ground staking.

BHP had concluded in a synopsis report in 1994 that '*The McVicar Lake Property contains numerous significant zones of gold mineralization which occur in several environments*' The gold bearing geological settings are outlined as follows:

1) **STRUCTURAL** – typified by having zones of intense shearing and alteration (sericite, fuchsite, and silica) with disseminated pyrite. Examples from previous work include the *AZ* zone drill intersection of 33.0 g/t Au over 1.86 metres, *NF* zone drill intersection of 8.2 g/t Au over 1.0 metre and *Shonia* zone drill intersection of 24.8 g/t Au over 1.1 metres and 56.5 g/t Au over 0.6 metres.

2) **PORPHYRY** – gold values occurring with disseminated pyrite within a tonalitic intrusion (Sor Lake intrusion). The Sor Lake Sill is highly anomalous in gold over an area of approximately 100-300 metres wide by 2000 metres long. The zone is typified by several narrow, high grade zones (up to 23.0 g/t Au) that occur within this unit. Gold values of 3 to 5 g/t Au are not uncommon and correlate directly with the percentage of pyrite.

3) **LODE GOLD** – high grade gold in quartz veins. (channel samples up to 578 g/t Au, 533 g/t Au and 412 g/t Au).

The Company plans to immediately undertake an extensive geological compilation of all data available from past work by BHP on the property at an estimated cost of $55,000 prior to commencing a spring-summer exploration program. All work to be conducted on the property will be performed by Eveleigh Geological Consulting of Thunder Bay, Ontario under the supervision of Aubrey Eveleigh, P. Geo.

Subject to Canadian Venture Exchange approval, a finders fee to be satisfied by the issue of 50,000 shares is payable on the transaction.

ITEM 6. **RELIANCE ON SECTION 85(2) OF THE ACT**

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein DATED at Vancouver, British Columbia, this 10th day of April, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

PROSPECTOR CONSOLIDATED RESOURCES INC.

704 – 525 Seymour Street., Vancouver, B.C., V6B 3H7 * Tel (604) 687 8863 * Fax (604) 687 6830

NEWS RELEASE

13th March, 2002 **Canadian Venture Exchange Symbol – PRR**

The Company is pleased to announce that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

On behalf of the Board

"Peter Bryant"

Peter Bryant, President

FORM 53-901F.
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Prospector Consolidated Resources Inc.
Suite 704
525 Seymour Street
Vancouver, B.C.
V6B 3H7
Telephone: (604) 687-8863

ITEM 2. DATE OF MATERIAL CHANGE

March 13, 2002

ITEM 3. PRESS RELEASE

March 13, 2002 - Vancouver, British Columbia

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company advises that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company advises that pursuant to the terms of an agreement entered into with The Prime Properties Syndicate (the "Syndicate") on August 18, 1999, as amended by Letters of Agreement dated March 9, 2001, and March 12, 2002, the Syndicate has agreed to

accept the issuance of 100,000 shares in settlement of the option payment of $100,000 due on its Coffee Creek property on or before December 31, 2002. The proposed issuance of the aforesaid shares is subject to the consent of the Canadian Venture Exchange.

As previously disclosed, two directors of the Company are minority members of the Syndicate. Their interest in this transaction has been disclosed to the board of directors of the Company and they accordingly abstained from voting on this issue.

The Company has also advised the Syndicate that it does not intend proceeding with the option granted to it to acquire an undivided 70% interest in the Rude Creek claims. Accordingly, the Company will not proceed with the issue of further shares on March 22, 2002, as contemplated by the option agreement.

ITEM 6. **RELIANCE ON SECTION 85(2) OF THE ACT**

N/A

ITEM 7. **OMITTED INFORMATION**

N/A

ITEM 8. **SENIOR OFFICERS**

Peter Bryant, President
Telephone: (604) 687-8863

ITEM 9. **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change report referred to herein DATED at Vancouver, British Columbia, this 14th day of March, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.

Sgd. "Peter Bryant"

Signature

Peter Bryant
Name of Officer

Director and President
Title of Officer

Vancouver, British Columbia
Place

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 250,000 common shares in respect of a property transaction.

4. **Date of the distribution(s) of the security.**

   April 26, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 74 (2) (18) of the Securities Act
   Section 128 (f) of the Rules

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Pierre Gagne 309 South Court Street Thunder Bay, Ontario P7B 2Y1	200,000	$0.25	50,000.00	74 (2) (18) Securities Act

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$12,500 (Deemed Value)

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Name and address of Agent	Compensation paid (number and type of security and /or cash amount) (Canadian $)	Price per share (Canadian $)	Name of Purchaser
GRM Capital Corp Suite 1214, 675 W. Hastings St. Vancouver, B.C., V6C 1B2 (Beneficial owner Jim Rankin)	50,000 shares	$0.25	Pierre Gagne

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

    (a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

    N/A

    (b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

    N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 29th day of April, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Peter Bryant
Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)

IT IS AN OFFENSES FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

This is the form required under section 139 of the *Securities Rules* and, if applicable by an order issued under section 76 of the *Securities Act*.

FORM 45 – 902F (Formerly Form 20)
Securities Act

Report of Exempt Distribution

Report of a distribution made under Section 74(2)(1) to (5), (8) to (10),(11)(i), (14), (16)(i), (18), (19) or (23) to (26)of the *Securities Act*, or section 128 (a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under Section 76 of the *Securities Act*.

1. **Name, address and telephone number of the issuer of the security distributed.**

   Prospector Consolidated Resources Inc.
   Suite 704
   525 Seymour Street
   Vancouver, BC, V6B 3H7
   Telephone: (604) 687-8863

2. **State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).**

   The issuer is an exchange issuer.

3. **Describe the type of security and the aggregate number distributed.**

   An aggregate of 760,000 common shares together with warrants to purchase up to an additional 760,000 shares.

4. **Date of the distribution(s) of the security.**

   May 10, 2002.

5. **Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.**

   Section 128 (h) of the Securities Rules, Section 74 (2) (9) of the Securities Act and BC Instrument 72-503 (formerly BOR #98/11)

6. **If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause(a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.**

Name and Address	Number of Securities Acquired	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act\Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Peter Bryant 802-789 Jervis Street Vancouver, BC V6E 2B1	120,000	$0.21	25,200.00	74 (2) (9) Securities Act
Cambridge Capital SA 76 Dean Street Belize City Belize CA	120,000	$0.21	25,200.00	BC Instrument 72-503 (formerly BOR #98/11)
David Eaton 6061 Cedar Crescent Road Winlaw, BC V6J 1CS	120,000	$0.21	25,200.00	128 (h) Securities Rules
Rudy De Jonge 305, 1812 Greer Avenue Vancouver, BC V6J 1C5	110,000	$0.21	23,100.00	128 (h Securities Rules
Truman D. Kennedy #303,1490 Penny Farthing Dr Vancouver, BC V6J 4Z3	120,000	$0.21	25,200.00	128 h) Securities Rules
Haywood Securities Inc. ITF Dawn M. Peck RRSP a/c XR2-1303-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	72,300	$0.21	15,183.00	128 (h) Securities Rules
Haywood Securities Inc. ITF Keith L. Peck RRSP a/c XR2-1305-C 20fl., 400 Burrard Street Vancouver, BC, V6C 3A6	47,700	$0.21	10,017.00	128 (h) Securities Rules
Pierre Gagne 340 Island Drive Highway Lot 364, Victoria, BC V9B 1H1	50,000	$0.21	10,500.00	128 (h) Securities Rules
TOTAL			$159,600	

(b) **The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.**

Not applicable

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.**

$134,400.00

8. **State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.**

Not applicable

9. **If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.**

Not applicable

10. **If the distribution of the security was made under section 128(h) of the Rules, state**

(a) **the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and**

Nine

(b) **the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.**

On November 30, 2001 the Company completed a distribution having an aggregate total of $92,500 plus this distribution under 128(h) of $109,200 for a total of $201,700

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 15th May, 2002.

PROSPECTOR CONSOLIDATED RESOURCES INC.
Name of issuer (please print)

Peter S. Bryant

Signature of authorized signatory

Peter S. Bryant, President and Director
Name and office of authorized signatory (please print)